BATS GLOBAL MARKETS, INC.

8050 Marshall Drive, Suite 120

Lenexa, KS 66214

March 21, 2012

VIA FACSIMILE AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Attention:        Tom Kluck, Branch Chief

            Re:      BATS Global Markets, Inc.

                        Registration Statement on Form S-1

                        Filed May 13, 2011

                        File No. 333-174166

Dear Mr. Kluck:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-174166) (the “Registration Statement”) of BATS Global Markets, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on March 22, 2012, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Jeff Ramsay (212) 450-4243.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours, BATS GLOBAL MARKETS, INC.

By:	/s/ Eric Swanson
Name: Eric Swanson
Title: Senior Vice President, General Counsel and Secretary

cc:        Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP

            Jeff Ramsay, Davis Polk & Wardwell LLP